KIRKLAND LAKE GOLD REPORTS SOLID SECOND QUARTER 2020 PRODUCTION

Toronto, Ontario - July 7, 2020 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced production results for the second quarter (“Q2 2020”) and first half (“YTD 2020”) of 2020. Q2 2020 production totaled 329,770 ounces, an increase of 115,177 ounces or 54% from 214,593 ounces for the second quarter of 2019 (“Q2 2019”). For YTD 2020, the Company produced 660,634 ounces, 214,162 ounces or 48% higher than the first half of 2019 (“YTD 2019”). All dollar amounts are expressed in U.S. dollars, unless otherwise noted.
Highlights of Q2 2020 production results:

•
Consolidated Q2 2020 production of 329,770 ounces, a 54% increase from 214,593 ounces in Q2 2019 and largely unchanged from 330,864 ounces the previous quarter (660,634 ounces in YTD 2020 versus 446,472 ounces in YTD 2019)

•	Gold poured in Q2 2020 totaling 338,573 ounces versus 216,166 ounces in Q2 2019 and 326,933 ounces in Q1 2020 (YTD 2020 gold poured of 665,506 ounces compared to 446,417 ounces for YTD 2019)

•
Q2 2020 gold sales totaling 341,390 ounces at an average realized price of $1,716 per ounce compared to gold sales of 212,091 ounces ($1,320 per ounce) in Q2 2019 and 344,586 ounces ($1,586 per ounce) the previous quarter (YTD 2020 gold sales of 685,976 ounces ($1,650 per ounce) versus gold sales of 445,020 ounces ($1,313 per ounce) for YTD 2019)

•
Production from Detour Lake Mine totaling 131,992 ounces despite disruptions caused by COVID-19 (Production from the closing of the Detour Gold Corporation (“Detour Gold”) acquisition on January 31, 2020 to June 30, 2020 totaled 223,547 ounces)

•
Strong production at Fosterville of 155,106 ounces, a 10% increase from 140,701 ounces in Q2 2019 mainly reflecting higher tonnes processed; Q2 2020 production was similar to production of 159,864 ounces the previous quarter (YTD 2020 production of 314,970 ounces, 17% higher than 269,145 ounces in YTD 2019)

•
Production at Macassa totaling 41,865 ounces compared to quarterly production of 49,196 ounces in Q2 2019 with the reduction largely related to a lower average grade; Q2 2020 production compared to 50,861 ounces the previous quarter reflecting a greater impact on tonnes processed from COVID-19 protocols as well as a lower average grade (YTD 2020 production of 92,726 ounces compared to YTD 2019 production of 121,972 ounces)

•
Operations at Holt Complex were placed on temporary suspension effective April 2, 2020 with production for Q2 2020 totaling 807 ounces; Production in Q2 2019 totaled 24,696 ounces, while production in Q1 2020 totaled 28,584 ounces (YTD 2020 production totaled 29,390 ounces versus 55,355 ounces for YTD 2019).

Other highlights:

•
Encouraging exploration results at Macassa Mine including the identification of a new, large corridor of high-grade mineralization in close proximity to the #4 shaft, currently under development, and also the continued expansion of the South Mine Complex (“SMC”)

•
Exploration success at Detour Lake Mine with initial drilling intersecting broad zones of mineralization in the Saddle Zone between the Main and West pits at attractive open-pit grades with higher-grade intervals supporting the possibility for underground Mineral Resources at depth; Drilling at 58 North Zone intersects high grades 175.0 m west of the current underground Mineral Resource

•
Ramp up of reduced operations and suspended non-essential activities commenced in May; COVID-19 health and safety protocols remain in place: Workers at Detour Lake and Macassa began to be recalled starting in early May after both mines transitioned to reduced operations due to COVID-19 around the end of March; Exploration drilling and work on key projects resumed early in Q2 2020 after being suspended in late Q1 2020 (exploration drilling to ramp up over the next few months); Extensive health and safety protocols introduced in March remain in place, with many protocols relating to medical screening and social distancing expected to remain for the foreseeable future

•
Cash position of $537 million with no debt at June 30, 2020; $133 million paid in Australia during Q2 2020 representing the final tax instalment for the 2019 tax year; $50 million used in Q2 2020 to repurchase 1,345,600 common shares through the Company’s normal course issuer bid (total YTD 2020 share repurchases of 11,059,100 common shares for $380 million).

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “We had a very solid second quarter despite the impact of COVID-19 and the extensive measures we took to protect our workers, their families and our communities. In Australia, Fosterville continued to perform well, with tonnes processed increasing in the quarter and grades continuing to average around 40 g/t. At Detour Lake, the ramp up of business activities after the mine was placed on reduced operations in March due to COVID-19 commenced in early May and has gone very well. Detour Lake produced over 130,000 ounces in Q2 2020 even with lower average grades during the period of reduced operations due largely to processing stockpiled material. With improving operating performance, strong free cash flow generation and very encouraging exploration results from early drilling, our acquisition of Detour Gold is already emerging as a very successful transaction, with substantial value creation potential. We have also benefited greatly from our decision to close out Detour Gold’s hedge positions shortly after the acquisition, with Detour’s gold hedges priced between $1,300 and $1,490 per ounce versus our average realized price in Q2 2020 of $1,716 per ounce. Turning to Macassa, our processing volumes were impacted by COVID-19 more than at other operations, which in combination with lower grades resulted in Q2 2020 production below planned levels. With our workforce now back to pre-COVID-19 levels, recognizing that our social distancing protocols remain in place, we expect to see higher volumes and improved grades at Macassa during the second half of the year. We also continue to generate encouraging exploration results at Macassa, which highlight the potential for considerable growth in Mineral Reserves and Mineral Resources in the SMC and along both the Main/’04 and Amalgamated breaks.”
Q2 and YTD 2020 Production

Production Results	Q2 2020	Q2 2019	Q1 2020	YTD 2020	YTD 2019
Fosterville
Ore Milled (tonnes)	123,473	111,280	118,701	242,175	251,464
Grade (g/t Au)	39.5	39.9	42.4	40.9	33.8
Recovery (%)	99.0	98.7	98.8	98.9	98.5
Gold Production (ozs)	155,106	140,701	159,864	314,970	269,145
Macassa
Ore Milled (tonnes)	77,624	72,681	82,256	159,879	150,671
Grade (g/t Au)	17.2	21.5	19.7	18.5	25.7
Recovery (%)	97.6	97.9	97.7	97.6	98.1
Gold Production (ozs)	41,865	49,196	50,861	92,726	121,972
Detour Lake[1]
Ore Milled (tonnes)	5,655,992		3,708,022	9,364,014
Grade (g/t Au)	0.79		0.84	0.81
Recovery (%)	91.7		90.9	91.4
Gold Production (ozs)	131,992		91,555	223,547
Holt Complex[2]
Ore Milled (tonnes)	6,192	185,398	209,126	215,318	386,184
Grade (g/t Au)	4.0	4.4	4.6	4.5	4.7
Recovery (%)	100.1	95.0	93.4	93.6	95.4
Gold Production (ozs)	807	24,696	28,584	29,390	55,355
Total Consolidated Production (ozs)[3]	329,770	214,593	330,864	660,634	446,472
Total Consolidated Gold Sales (ozs)	341,390	232,929	344,586	685,976	445,020

1)	The Detour Lake Mine was acquired on January 31, 2020. Production in Q1 2020 represents output from that date to March 31, 2020. YTD 2020 production represents output from that date to June 30, 2020.

2)
The Holloway Mine, a component of Holt Complex, was placed on care and maintenance in March 2020 with no plans for a resumption of operations. The remainder of the Holt Complex was placed on temporary suspension effective April 2, 2020 as part of the Company’s COVID-19 response. The Complex remained on temporary suspension as at June 30, 2020.

3)	Production numbers may not add to totals due to rounding.

Performance Against Full-Year 2020 Production Guidance

	Macassa	Holt Complex	Detour Lake	Fosterville	Consolidated
2020 Guidance (,000 ozs)	210 - 220	29	520 - 540	590 - 610	1,350 - 1,400
YTD 2020 Production (ozs)	92,726	29,390	223,547	314,970	660,634

After withdrawing guidance for 2020 on April 2, 2020 due to uncertainties related to the COVID-19 pandemic, the Company issued new guidance on June 30, 2020, including the production guidance provided in the table above. YTD 2020 production totaled 660,634 ounces, an increase of 48% from 446,472 ounces for YTD 2019 and compared to full-year guidance of 1,350,000 - 1,400,000 ounces. The main contributor to the strong growth compared to the same period in 2019 was the contribution of 223,547 ounces from Detour Lake, following the acquisition of Detour Gold on January 31, 2020. Partially offsetting the contribution from Detour Lake was lower production at the Holt Complex (29,390 ounces for YTD 2020 versus 55,355 ounces for YTD 2019) as a result of the operation being placed on temporary suspension effective April 2, 2020. At June 30, 2020, Fosterville was tracking well against its full-year 2020 production guidance. Production at Detour Lake and Macassa is expected to increase in the second half of 2020 with production activities at both mines having ramped up after being placed on reduced operations near the end of March as part of the Company’s COVID-19 response. Production of 29,390 ounces from Holt Complex in YTD 2020 is included in the Company’s re-issued 2020 production guidance. This re-issued guidance assumes no production from the Holt Complex in the second half of the year.

Review of Operations
Fosterville
The Fosterville Mine produced 155,106 ounces in Q2 2020 based on processing 123,473 tonnes at an average grade of 39.5 g/t and average mill recoveries of 99.0%. Q2 2020 production increased 10% from 140,701 ounces in Q2 2019, when the mine processed 111,280 tonnes at an average grade of 39.9 g/t and average recoveries of 98.7%. Q2 2020 production compared to production of 159,864 ounces the previous quarter when the mine recorded an average quarterly grade of 42.4 g/t at average recoveries of 98.8%. The higher average grade in Q1 2020 reflected mine sequencing in the lower Phoenix system.

Production at Fosterville for YTD 2020 totaled 314,970 ounces, a 17% increase from 269,145 ounces for YTD 2019. YTD 2020 production resulted from processing 242,175 tonnes at an average grade of 40.9 g/t and average recoveries of 98.9%. The increase from YTD 2019 was mainly due to a 21% improvement in the average grade, to 40.9 g/t for YTD 2020. Mill throughput in YTD 2020 averaged 1,331 tonnes per day compared to 1,390 tonnes per day for YTD 2019.

Macassa
Production at Macassa in Q1 2020 totaled 41,865 ounces compared to production of 49,196 ounces in Q2 2019. Production in Q2 2020 resulted from processing 77,624 tonnes at an average grade of 17.2 g/t and average recoveries of 97.6%, which compared to 72,681 tonnes processed in Q2 2019 at an average grade of 21.5 g/t and average recoveries of 97.9%. The change in production from Q2 2019 largely reflected a lower average grade and the impact of reduced operations due to COVID-19, which resulted in lower than planned tonnes processed in Q2 2020. Production in Q2 2020 compared to production of 50,861 ounces the previous quarter when the mine processed 82,256 tonnes at an average grade of 19.7 g/t and average recoveries of 97.7%. The reduction in tonnes processed compared to Q1 2020 largely reflected a greater impact from the transition to reduced operations due to COVID-19 in Q2 2020 compared to the previous quarter.

Production at Macassa in YTD 2020 totaled 92,726 ounces, which resulted from processing 159,879 tonnes at an average grade of 18.5 g/t and at average recoveries of 97.6%. YTD 2020 production compared to production of 121,972 ounces for YTD 2019, which resulted from processing 150,671 tonnes at an average grade of 25.7

g/t and at average recoveries of 98.1%. YTD 2020 production was below expected levels largely reflecting lower than planned tonnes processed as a result of the transition to reduced operations due to COVID-19, as well as lower than expected grades. Both tonnes processed and average grades are expected to increase in the second half of 2020.

Detour Lake
Production at Detour Lake in Q2 2020 totaled 131,992 ounces, which involved processing 5,655,992 tonnes at an average grade of 0.79 g/t at average recoveries of 91.7%. Production in Q2 2020 compared to production for the two months from January 31, 2020, the date the acquisition of Detour Gold was completed, to March 31, 2020 of 91,555 ounces, which resulted from processing 3,708,022 tonnes at an average grade of 0.84 g/t and at average recoveries of 90.9%. Tonnes processed in Q2 2020 averaged 62,154 tonnes per day, largely unchanged from the average in February and March. The lower average grade in Q2 2020 compared to the two months ended March 31, 2020, was mainly due to feeding lower grade stockpiled material to the mill during reduced operations. Production at Detour Lake for the five months ended June 30, 2020 totaled 223,547 ounces, which resulted from processing 9,364,014 tonnes at an average grade of 0.81 g/t and at average recoveries of 91.4%.

Holt Complex
The assets included in the Holt Complex (Holt, Holloway and Taylor mines and Holt Mill) were designated as non-core on February 19, 2020 with the Company planning to assess options for maximizing the value of these assets. In March 2020, the Holloway Mine was transitioned to care and maintenance with no plans for a future resumption of operations. Effective April 2, 2020, the remainder of the Holt Complex was placed on temporary suspension effective April 2, 2020 as part of the Company’s COVID-19 response. As a result, there was almost no production from Holt Complex in Q2 2020 (807 ounces produced). Production in Q2 2019 totaled 24,696 ounces, which resulted from processing 185,398 tonnes at an average grade of 4.4 g/t and average recoveries of 95.0%. Production from the Holt Complex in Q1 2020 totaled 28,584 ounces, which resulted from processing 209,126 tonnes at an average grade of 4.6 g/t and at average recoveries of 93.4%. For YTD 2020, the Holt Complex produced 29,390 ounces from processing 215,318 tonnes at an average grade of 4.5 g/t and average recoveries of 93.6%.

At June 30, 2020, the Holt Complex remained on temporary suspension while the Company continued to assess options for the future of the Holt Complex assets. YTD production of 29,390 ounces from Holt Complex is included in the Company’s re-issued 2020 production guidance, with no production assumed in the second half of the year.

Qualified Person
Natasha Vaz, P.Eng., Senior Vice President, Technical Services and Innovation is a “qualified person” as defined in National Instrument 43-101 and has reviewed and approved disclosure of the technical information and data in this News Release.

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.kl.gold.

Cautionary Note Regarding Forward-Looking Information
This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding future production, Mineral Reserve growth and the expectation of exploration success at the Company’s assets, realization of future synergies in connection with the integration of Detour Gold and the anticipated timing thereof, changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, anticipating timing and effects of the #4 shaft project, the anticipated overall impact of the Company’s COVID 19 response plans, and changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves.
Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future impacts of the COVID 19 pandemic and government response to such pandemic, the ability of the Company to continue operations at its mine sites in lieu of the pandemic and the risk of future shut downs as a result thereof; future development and growth potential of the Company’s projects; future exploration activities planned at the Canadian and Australian properties; risks relating to government regulations; risks relating to equity investments; risks relating to first nations and Aboriginal heritage; the availability of infrastructure, energy and other commodities; nature and climactic conditions; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); risks associated with dilution; labour and employment matters; risks associated with the integration of Detour Gold; risks in the event of a potential conflict of interest; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form for the year ended December 31, 2019 and financial statements and related MD&A for the financial years ended December 31, 2019 and 2018, and the three months ended March 31, 2020, filed with the securities regulatory authorities in certain provinces of Canada and available on SEDAR and EDGAR. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.
Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates
All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.

In addition, the terms "Mineral Resource", "measured Mineral Resource", "indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a Mineral Resource exists, will ever be converted into a Mineral Reserve or is or will ever be economically or legally mineable or recovered.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold